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                                                                Exhibit (a)(105)

E-mail from Craig Conway, Chief Executive Officer of PeopleSoft, sent to PeopleSoft employees on July 2, 2004.

The United States of America versus Oracle trial is over.

Now that both sides have rested their cases, we look forward to a timely verdict from Judge Walker. We believe that the Department of Justice presented a very strong case to the Court and provided compelling evidence that Oracle's proposed acquisition would reduce the number of competitors from three to two, resulting in higher prices, less innovation, and fewer choices for large, complex organizations. Customer after customer after customer consistently said exactly that. Even Oracle's customers.

Judge Walker will return to his courtroom on July 20th to hear a final closing argument from each side, and this chapter will close sometime after that.

I would like to sincerely thank everyone for your continued dedication and commitment to PeopleSoft. It was interesting to see internal Oracle documents revealed at the trial showing that Oracle contemplated and assumed harm to our business from their approach. What Oracle didn't contemplate was your fierce determination. You continued to vigorously compete in the marketplace to provide better products and service to our customers. That is the spirit of PeopleSoft.

Thank you.
Craig